Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                  July 9, 2014


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1199
                        File Nos. 333-196435 & 811-03763

Ladies/Gentlemen:

      The undersigned, Guggenheim Defined Portfolios, Series 1199 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on July 15, 2014 or as soon thereafter as possible.

                                      Very truly yours,

                                      Guggenheim Defined Portfolios, Series 1199

                                      By: Guggenheim Funds Distributors, LLC


                                      By: /s/ Amy Lee
                                          -------------------
                                          Amy Lee
                                          Vice President and Secretary